UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-33378

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DISCOVER FINANCIAL SERVICES 401(k) PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

DISCOVER FINANCIAL SERVICES

2500 Lake Cook Road

Riverwoods, Illinois 60015

Discover Financial Services 401(k) Plan

December 31, 2008

Page
Report of Independent Registered Public Accounting Firm – Deloitte & Touche LLP	3

Financial Statements

Statements of Net Assets Available For Benefits As of December 31, 2008 and 2007	4

Statement of Changes in Net Assets Available For Benefits For the Year Ended December 31, 2008	5

Notes to Financial Statements	6

Supplemental Schedules

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at end of Year) As of December 31, 2008	16

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signature	17

Exhibit Index	18

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm – Deloitte & Touche LLP	19

2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in the

Discover Financial Services 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of the Discover Financial Services 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
June 25, 2009

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DISCOVER FINANCIAL SERVICES 410(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2008 and 2007

	December 31,
	2008	2007
ASSETS
Participant-directed investments, at fair value	$255,625,602	$453,163,525

Receivables:
Employer contribution	15,865,933	16,134,685
Receivables for securities sold	994,748	385,080
Accrued investment income	179,071	58,394

Total receivables	17,039,752	16,578,159

LIABILITIES
Payables for securities purchased	2,242,732	—
Other accrued liabilities	474	—

Total liabilities	2,243,206	—

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	270,422,148	469,741,684

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,082,964	545,028

NET ASSETS AVAILABLE FOR BENEFITS	$273,505,112	$470,286,712

See accompanying notes to financial statements.

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DISCOVER FINANCIAL SERVICES 410(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2008

2008
ADDITIONS:
Contributions:
Participant contributions	$29,308,785
Rollover contributions	1,465,679
Employer contributions	15,865,933
Other	2,164

Total contributions	46,642,561

Investment income (loss):
Net depreciation in fair value of investments	(200,313,760)
Dividends	5,857,126
Interest	1,053,774

Net investment income (loss)	(193,402,860)

DEDUCTIONS:
Benefits paid to participants	(49,984,125)

DECREASE IN NET ASSETS	(196,744,424)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	470,286,712
Transfers to predecessor plans	(37,176)

End of year	$273,505,112

See accompanying notes to financial statements.

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DISCOVER FINANCIAL SERVICES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2008 and 2007 and for the year ended December 31, 2008

1.	DESCRIPTION OF THE PLAN

The following description of the Discover Financial Services 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. Terms used in this description have the same meaning as in the Plan document.

General: The Plan was adopted by Discover Financial Services (the “Company”), effective as of July 1, 2007 (date of inception). As of the end of the day on June 30, 2007, the assets and liabilities attributable to the benefits accrued by current and certain former employees of the Company and certain affiliates under the Morgan Stanley 401(k) Plan and the Morgan Stanley Employee Stock Ownership Plan were transferred to this Plan. The Plan assumed all assets and liabilities attributable to these participants under the Morgan Stanley plans, and provides benefits for these participants and for other participants who become participants on or after July 1, 2007.

The Plan is a profit-sharing plan for purposes of section 401(a)(27) of the Internal Revenue Code of 1986 (the “Code”). The Plan is also an eligible individual account plan within the meaning of Section 407(d)(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan provides for the acquisition and holding of “qualifying employer securities” as defined in ERISA section 407(d)(5). Up to 100% of the Plan’s assets may be invested in qualifying employer securities. The portion of the Plan’s assets so invested is designated as an “employee stock ownership plan” (“ESOP”) under Code section 4975(e)(7).

All of the Plan’s investments are held in a trust account at Mellon Bank, N.A. (the “Trustee”). The general administration of the Plan is placed in the “Plan Administrator” defined under the Plan as the Company’s Global Director of Human Resources or his or her delegate for periods prior to June 23, 2008, and the Employee Benefits Committee for the periods on and after June 23, 2008.

Eligibility: Full-time, Flex Part-time, Regular Part-time (regularly scheduled to work 20 hours or more a week) employees of the Company, and of participating employers electing to participate in the Plan, are eligible to participate in the Plan upon hire. Part-time employees regularly scheduled to work less than 20 hours per week and employees classified as Part-time, Prime-time, Hourly or Temporary are eligible to participate after completing one year of service, as defined in the Plan, and attaining age 21.

Employee Contributions: Each year, participants may contribute up to 20% of pre-tax annual compensation as defined in the Plan and subject to certain limitations. A participant who is not a Highly Compensated Employee may contribute up to 10% of after-tax annual compensation as defined in the Plan and subject to certain limitations. Participants may also contribute amounts

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DISCOVER FINANCIAL SERVICES 401(k) PLAN

representing pre-tax distributions from other qualified defined benefit or defined contribution plans. Participants age 50 and over can make catch-up contributions subject to limitations. Different limits apply in the case of Puerto Rico residents and participants returning from a qualified military service leave.

Company Contributions: The Company matches the first $2,000 of employee pre-tax contributions plus 50% of the dollar amount of employee pre-tax contributions exceeding $2,000 which is limited to the first 6% of compensation as defined in the Plan and subject to certain limitations. Additional profit sharing amounts may be contributed to eligible participants at the Company’s discretion. No profit sharing contribution was authorized for the period ended December 31, 2008.

Only participants employed as of the last day of the plan year are eligible for a Company contribution unless they terminate services for reasons of retirement, death, disability or certain reductions in force as provided in the Plan.

Forfeitures: Any nonvested amounts attributable to a participant’s matching contributions or Company contributions shall be forfeited as of the end of the month in which such Participant’s termination of employment occurs. Forfeitures are used to offset future employer contributions of the Plan or pay plan expenses. At December 31, 2008 and 2007, forfeited nonvested accounts totaled $467,158 and $480,438, respectively. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2008, employer contributions were reduced by $476,674 from forfeited nonvested accounts.

Participant Accounts: Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contribution and plan earnings, and charged with an allocation of plan losses and administrative expenses not otherwise paid by the Company. Allocations are based on the participant’s balance or earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Retirement, Death and Disability: A participant, or beneficiary, is entitled to 100% of his or her account balance upon retirement, death, disability or certain reductions in force as provided in the Plan.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the remainder of their accounts, plus earnings thereon, is based on years of service. A participant is 100% vested after three years of service, as defined in the Plan.

Investments: The Retirement Plan Investment Committee of the Company is responsible for the selection and monitoring of the Plan’s investment options, other than the Company Stock Fund and the Morgan Stanley Stock Fund, both of which are maintained pursuant to the terms of the Plan. Investment options of the Plan include Common/Collective Trusts, Mutual Funds, and the Company’s Common Stock. Plan participants direct the investment of their contributions and

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DISCOVER FINANCIAL SERVICES 401(k) PLAN

profit sharing contributions into the various investment options offered by the Plan. Company matching contributions made for the 2007 plan year were invested directly in the Company Stock Fund, but were immediately free from restriction to be transferred to another investment fund in accordance with provisions of the Plan and at the direction of the participant. Company matching contributions for the 2008 plan year are made in cash and invested in accordance with the participant’s investment direction on file, or if none, in the T. Rowe Price target year fund closest to the year in which the participant will reach age 65. Company contributions may be made in cash or in the common stock of the Company.

Prior to December 31, 2008, the Plan retained the Morgan Stanley Stock Fund as an investment option pursuant to Plan terms but it was removed from the Plan effective December 31, 2008 in accordance with Plan terms. Participants were not permitted to direct new investments into the Morgan Stanley Stock Fund as of the inception of the Plan. The Morgan Stanley Stock Fund was removed from the Plan effective December 31, 2008 in accordance with the Plan terms.

Loans to Participants: Generally, participants may borrow from their plan accounts up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and have varying maturities through 2023 with rates between 5.00% and 10.50%. Currently, loan interest rates are set at prime interest rate plus 1% under the Plan’s loan guidelines. With the exception of loans transferred from the predecessor plans, a participant may only have one outstanding loan in his or her Plan account at any time.

Payment of Benefits: Participants may elect to receive all or a portion of their vested plan account balance following termination of employment.

Participants may withdraw any vested portion of their plan account in-service upon attaining age 59- 1/2. Participants may withdraw any vested portion of their plan account in the event of a hardship, as defined in the Plan. Participants may withdraw any amounts attributable to after-tax contributions at any time. Payments are made in cash. Non-hardship in-service withdrawals are limited to twice per year.

A participant may elect to receive his or her interest in the Company Stock Fund, prior to December 31, 2008, or the Morgan Stanley Stock Fund in the form of stock certificates.

A participant has the option to reinvest dividends from the Company Stock Fund in additional shares of Company stock or receive a cash payout.

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants and elected to be withdrawn were $482,432 at December 31, 2008.

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DISCOVER FINANCIAL SERVICES 401(k) PLAN

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from the estimates and assumptions used.

Risks and Uncertainties: The Plan utilizes various investment options. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following provides a description of methodologies used in valuing the Plan’s assets at fair value:

Common Stock of the Company and Morgan Stanley – The Company and Morgan Stanley stock is valued at the closing price reported on the New York Stock Exchange Composite Listing on the last business day of the plan year.

Mutual Funds – These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

Common and Collective Trusts – These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Loans to Participants – These assets are stated at the outstanding loan balances, which approximate fair value.

In accordance with Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) AAG INV-1 and the American Institute of Certified Public Accountants Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies

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DISCOVER FINANCIAL SERVICES 401(k) PLAN

Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, the statements of net assets available for benefits presents an investment contract at fair value, as well as an additional line item showing an adjustment to the fully benefit-responsive contract from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and is not affected by the FSP.

Purchases and sales of investments are recorded on a trade-date basis. The Plan records dividends on the ex-dividend date. Income from other investments is recorded as earned.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common collective trusts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). Effective January 1, 2008, the Plan adopted SFAS 157 which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The adoption of SFAS 157 impacted disclosures only and did not have an impact on the Plan’s financial statements.

The following provides a description of the three levels of inputs that may be used to measure fair value under SFAS 157:

Level 1—Inputs utilize quoted prices (unadjusted) available in active markets for identical assets or liabilities;

Level 2—Inputs utilize other than quoted prices that are observable for the asset or liability, either directly or indirectly, and include quoted prices for similar assets and liabilities in an active or inactive market, quoted prices for the identical assets in an inactive market, and inputs other than quoted prices that are observable at commonly quoted intervals, such as interest rates;

Level 3—Inputs utilize unobservable inputs, and include situations where there is little, if any, market activity for the asset or liability.

In instances in which the inputs used to measure fair value may fall into different levels of the fair value hierarchy, the level in the fair value hierarchy within which the fair value measurement in its entirety has been determined is based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. The FASB has recently clarified in FSP FAS 157-3 that in inactive markets, the use of Level 3 inputs may result in fair value estimates that are more reliable than those that would be indicated by the use of quoted prices.

Payment of Benefits: Benefits are recorded upon distribution.

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Administrative Expenses: Administrative expenses of the Plan are paid by either the Plan or the Company as provided in the Plan document. In 2008, the majority of administrative expenses were paid directly by the Company, with certain administrative expenses paid for with revenue sharing earned by the Plan.

3.	FAIR VALUE DISCLOSURES

The following table presents information about the Plan’s assets measured at fair value on a recurring basis at December 31, 2008 and indicates the level within the fair value hierarchy with which each of those items is associated:

Assets Measured at Fair Value on a Recurring Basis at December 31, 2008

	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2008
Assets
Common stock	$62,202,501	$—	$—	$62,202,501
Mutual Funds	109,811,446	—	—	109,811,446
Common and collective trusts	—	70,126,587	—	70,126,587
Loans to participants	—	—	13,485,068	13,485,068

Total assets	$172,013,947	$70,126,587	$13,485,068	$255,625,602

The following table provides changes in the Plan’s Level 3 assets measured at fair value on a recurring basis:

Changes in Level 3 Assets and Liabilities Measured at Fair Value on a Recurring Basis

	Balance at December 31, 2007	Total Realized and Unrealized Gains (Losses)	Purchases, Sales, Other Settlements and Issuances, net	Net Transfers In and/or Out of Level 3	Balance at December 31, 2008
Loans to participants	$17,222,936	$—	$(3,737,868)	$—	$13,485,068

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4.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31, 2008	December 31, 2007
SEI Stable Asset Fund	$31,752,792	*	*
Discover Financial Services common stock *	$33,618,323	$27,130,413
Morgan Stanley common stock	$28,584,178	$162,668,707
Dodge & Cox International Stock Fund	$19,952,463	*	*
Pimco Total Return Fund	$19,744,691	*	*
Dodge & Cox Stock Fund	$15,308,655	*	*
MSIF Inc. U.S. Large Cap Growth Portfolio	$14,078,205	*	*
T Rowe Price Retirement Fund 2015	$13,703,936	*	*

*	Party-in-interest
**	Does not represent 5% or more of the Plan’s net assets available for benefits at December 31, 2007.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) depreciated in value as follows:

For the Year Ended December 31, 2008
Common stock	$(113,045,733)

Mutual funds	(67,657,116)
Common and collective trusts	(19,610,911)

Net depreciation in fair value of investments	$(200,313,760)

5.	STABLE VALUE FUND

The SEI Stable Asset Fund (the “Fund”) is a collective trust fund sponsored by SEI Trust Company. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV of $1 per unit. Distribution to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus

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earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Limitations on the Ability of the Fund to Transact at Contract Value:

Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer initiated events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund

•	Any transfer of assets from the Fund directly into a competing investment option

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions

•	Complete or partial termination of the Plan or its merger with another plan

Circumstances That Impact the Fund — The Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund’s cash flow

•	Employer-initiated transactions by participating plans as described above

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In the event that wrap contracts fail to perform as intended, the Fund’s NAV may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

6.	RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

7.	PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds units of a common collective trust managed by Mellon Bank, N.A. (“Mellon”). Mellon is the Plan trustee and, therefore, these transactions qualify as party-in-interest transactions.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. In 2008, the majority of administrative expenses were paid directly by the Company, with certain administrative expenses paid for with revenue sharing earned by the Plan.

At December 31, 2008 and 2007, the Plan held 3,527,631 and 1,799,099, respectively, shares of common stock of the Company, the sponsoring employer, with a cost basis of $69,662,416 and $50,211,527, respectively. During the year ended December 31, 2008, the Plan recorded dividend income on the common stock of the Company of $648,153.

8.	FEDERAL INCOME TAX STATUS

As a new Plan, the Plan has not yet received a determination letter from the Internal Revenue Service (“IRS”) stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”). The Plan was filed with the IRS for a determination letter on January 30, 2009 and, as the Plan administrator believes that the Plan has been designed to comply with and is operating in accordance with the requirements of the Code, the Plan administrator believes the

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Plan is qualified and the related trust is exempt from taxation and will receive a favorable determination letter from the IRS. Therefore, no provision for income taxes has been recorded in the accompanying financial statements.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2008	December 31, 2007
Net assets available for benefits per the financial statements	$273,505,112	$470,286,712
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(3,082,964)	(545,028)

Net assets available for benefits per Form 5500	$270,422,148	$469,741,684

The following is a reconciliation of the decrease in net assets per the financial statements to the form 5500:

For the Year Ended December 31, 2008
Decrease in net assets per the financial statements	$(196,744,424)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2007	545,028
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2008	(3,082,964)

Net Loss per Form 5500	$(199,282,360)

10.	SUBSEQUENT EVENTS

Effective January 1, 2009, the Plan was amended for the following:

•	to provide for automatic enrollment and automatic escalation of participants who do not elect to opt out of Plan participation;

•	to increase the pre-tax limit on contributions to 30%;

•

to change the employer matching contribution to 100% of the first 2% of eligible pay employees contribute on a pre-tax basis and 50% of the next 4% of eligible pay employees contribute on a pre-tax basis;

•	to include an employer fixed contribution of 3% of eligible pay;

•	to add transition credit contributions of 1.5% or 3.0% of eligible pay for certain participants who have reached specified age, service and points requirements;

•	to increase the frequency of employer contributions to quarterly; and

•	to change the vesting schedule to fully vest participants after two years of service for those with service on and after January 1, 2009.

Other enhancements have been made to the Plan, as detailed in the related plan documents.

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Discover Financial Services 401(k) Plan

Form 5500, Schedule H, Line 4i, Part IV — Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost**	(e) Current Value

	Cramer Mid Cap Value Fund	Mutual Fund		$7,185,570
	Dodge & Cox International Stock Fund	Mutual Fund		19,952,463
	Dodge & Cox Stock Fund	Mutual Fund		15,308,655
	MSIF Inc. U.S. Large Cap Growth Portfolio	Mutual Fund		14,078,205
	Pimco Total Return Fund	Mutual Fund		19,744,691
	T Rowe Price Retirement Income Fund	Mutual Fund		5,699,658
	T Rowe Price Retirement 2010	Mutual Fund		825,026
	T Rowe Price Retirement 2015	Mutual Fund		13,703,936
	T Rowe Price Retirement 2020	Mutual Fund		1,155,860
	T Rowe Price Retirement 2025	Mutual Fund		949,223
	T Rowe Price Retirement 2030	Mutual Fund		1,074,118
	T Rowe Price Retirement 2035	Mutual Fund		9,049,587
	T Rowe Price Retirement 2040	Mutual Fund		580,209
	T Rowe Price Retirement 2045	Mutual Fund		201,713
	T Rowe Price Retirement 2050	Mutual Fund		118,830
	T Rowe Price Retirement 2055	Mutual Fund		183,702

	Jennison Small Cap Core Equity Composite Fund	Common/Collective Trusts		10,830,137
*	Mellon EB Temporary Investment Fund II	Common/Collective Trusts		1,441,429
*	Mellon EB Temporary Investment Fund LEH	Common/Collective Trusts		11,866
*	Mellon S&P 500 Index	Common/Collective Trusts		13,456,092
	Pyramis Select International Fund	Common/Collective Trusts		290,977
	SEI Stable Asset Fund	Common/Collective Trusts		31,752,792
	Victory Large Cap	Common/Collective Trusts		12,343,294

*	Discover Financial Services Common Stock	Common Stock		33,618,323
	Morgan Stanley Common Stock	Common Stock		28,584,178

	Participant Loans	maturing 2009-2023 at interest rates between 5.00% and 10.50%		13,485,068

	Total Investments Held at End of Year			$255,625,602

*	Party-in-interest
**	Cost information is not required for participant-directed investments and therefore is not included.

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DISCOVER FINANCIAL SERVICES 401(k) PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Discover Financial Services 401(k) Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DISCOVER FINANCIAL SERVICES 401(k) PLAN

	By:	Discover Financial Services Employee Benefits Committee, as Plan Administrator

June 29, 2009	By:	/s/ Jason Senner
Jason Senner, Chairman
Discover Financial Services Employee Benefits Committee

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DISCOVER FINANCIAL SERVICES 401(k) PLAN

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP.

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